

03001745

C^M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

F.M.I.C. SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

204 WEST 14th STREET, SUITE 1J

(No. and Street)

NEW YORK,   NEW YORK   10011

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGI A. MICHELE   (212) 243-7802

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 0 8 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___RONALD B. CURRY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___F.M.I.C. SECURITIES, INC._____, as of ___DECEMBER 31,_____, 20_02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____PRESIDENT_____
Title

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires 5/31/03

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

F.M.I.C. SECURITIES, INC.

REPORT

FORM X-17A-5

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

CONTENTS

DECEMBER 31, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

F.M.I.C. SECURITIES, INC.

I have audited the accompanying statement of financial condition of F.M.I.C. Securities, Inc. as of December 31, 2002, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of F.M.I.C. Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 16, 2003

F.M.I.C. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current assets:

Cash		$ 222,596
Securities not readily marketable-NASD		3,300
Total assets		$ 225,896

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:

Accrued expenses payable		$ 625
Total liabilities		625

Stockholders' equity:

Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 100	
Additional paid-in-capital	7,247	
Retained earnings	217,924	
Total stockholders' equity		225,271
Total liabilities and stockholders equity		$ 225,896

See notes to financial statements

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:

Interest and dividends		$ 3,611
Total revenue		3,611

Expenses:

Regulatory fees	$ 864	
Other expenses	3,961	
Total expenses		(4,825)
Net income (loss) before Federal income tax		(1,214)
Less: Federal income tax		(575)
Net income (loss)		($ 1,789)

See notes to financial statements.

3

F.M.I.C. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Resources provided:

Decrease in investments		$ 14,627
Total resources provided		14,627

Resources applied:

Net loss	$ 1,789	
Decrease in accrued expenses	11,887	
Total resources applied		13,676
Increase		951
Cash - January 1, 2002		221,645
Cash - December 31, 2002		$222,596

See notes to financial statements.

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Stockholders' equity, January 1, 2002	$227,060
Net income (loss)	(1,789)
Stockholders' equity, December 31, 2002	$225,271

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

Beginning of period	$ -0-
Increase and (decreases)	-0-
Balance, December 31, 2002	$ -0-

See notes to financial statements.

5

F.M.I.C. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of significant accounting policies:

   Income taxes:

   The company became a corporation on January 1, 1994. Income taxes are based on the net income of the company.

2. The following supplementary information is submitted:

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $221,971. In January 2003, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $219,444. The difference of $2,527 is accounted for by accruals and reclassifications made during the audit.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Common stock		$ 100
Additional paid in capital		7,247
Retained earnings		217,924
		225,271
Less: non-allowable assets		(3,300)
Net capital before haircuts		221,971
Less: Haircuts on securities		-0-
Net capital		221,971

Greater of:

Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $625)	$ 42	5,000
Excess net capital		$216,971

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 625
Percentage of aggregate indebtedness to net capital	.003%

See notes to financial statements.

7

A R N O L D   G .   G R E E N E
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

F.M.I.C. SECURITIES, INC.

I have examined the financial statements of F.M.I.C.Securities, Inc., for the year ended December 31, 2002 and have issued my report thereon dated February 16, 2003. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

8

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 16, 2003

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT